Exhibit (a)(2)(A)

May 11, 2011

Dear Fellow Shareholders:

We are pleased to inform you that Vital Images, Inc. (the “Company”), Toshiba Medical Systems Corporation (“TMSC”) and Magenta Corporation, a wholly-owned subsidiary of TMSC (“Purchaser”), have entered into a definitive merger agreement that provides for TMSC’s acquisition of the Company. TMSC is a wholly-owned subsidiary of Toshiba Corporation.

Pursuant to the terms of the merger agreement, Purchaser has commenced a tender offer today to purchase all of the outstanding shares of the Company’s common stock at a purchase price of $18.75 per share in cash. Unless extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, June 8, 2011 (the end of the day on Wednesday).

If the tender offer is successful (which would involve Purchaser obtaining ownership of a majority of the Company’s outstanding common stock on a fully diluted basis), the tender offer will be followed by the merger of Purchaser into the Company, subject to the terms and conditions set forth in the merger agreement. In the merger, the shares of the Company’s common stock that were not acquired in the tender offer (other than shares held by shareholders who properly exercise dissenters’ rights under Minnesota law) will be converted into the right to receive the same price per share in cash paid in the tender offer (without interest and subject to applicable withholding taxes).

The Company’s Board of Directors unanimously recommends that the Company’s shareholders: (i) accept Purchaser’s tender offer, (ii) tender their shares to Purchaser pursuant to the tender offer, and (iii) to the extent required to consummate the merger, approve the merger and adopt the plan of merger included in the merger agreement.

In arriving at its recommendation, the Company’s board of directors considered a number of factors. These factors are discussed in the attached solicitation/recommendation statement on Schedule 14D-9.

In addition, enclosed are Purchaser’s offer to purchase, letter of transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares in the tender offer. We urge you to read these documents and to consider this information carefully. If you have any questions regarding the tender offer, the merger, or how to tender your shares, please contact MacKenzie Partners, Inc., TMSC’s information agent, at (800) 322-2885 (toll-free) or (212) 929-5500 (collect).

We thank you for your support of Vital Images.

Sincerely,

Michael H. Carrel
President and Chief Executive Officer